02018503

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-47316

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12901 North Forty Drive
(No. and Street)

St. Louis, (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Brown (314) 523-7350 Ext. 7061
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

The Plaza in Clayton, Suite 1300, 190 Carondelet Plaza, Clayton, MO 63105
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Equities, Inc., as of December 31, ##2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Terry Lee Brown
Signature

President & CEO
Title

Linda M. Van Winkle
Notary Public

LINDA M. VAN WINKLE
Notary Public – Notary Seal
STATE OF MISSOURI
Franklin County
My Commission Expires: Dec. 29, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Auto Club Equities, Inc.
Years Ended December 31, 2001 and 2000

Auto Club Equities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2001 and 2000

Contents

0110-0238149

ERNST & YOUNG

■ Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

■ Phone: (314) 290-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Auto Club Equities, Inc.

We have audited the accompanying statements of financial condition of Auto Club Equities, Inc. (a wholly owned subsidiary of the Automobile Club of Missouri) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Equities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2002

Auto Club Equities, Inc.

Statements of Financial Condition

	December 31 2001	December 31 2000
Assets		
Cash	**$39,343**	$76,699
Commissions receivable	**24,377**	–
Prepaid expense	**903**	903
Total current assets	**64,623**	77,602
Equity investment	**3,300**	3,300
Total assets	**$67,923**	$80,902
Liabilities and shareholder's equity		
Accounts payable – Automobile Club of Missouri	**$29,900**	$52,039
Total liabilities	**29,900**	52,039
Shareholder's equity:		
Common stock, $1 par value – 30,000 shares authorized; 100 shares issued and outstanding	**100**	100
Additional paid-in capital	**25,000**	25,000
Retained earnings	**12,923**	3,763
Total shareholder's equity	**38,023**	28,863
Total liabilities and shareholder's equity	**$67,923**	$80,902

See accompanying notes.

Auto Club Equities, Inc.

Statements of Operations

	Year Ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$109,592**	$169,289
Interest	**118**	321
	109,710	169,610
Expenses:		
Management fees paid to the Automobile Club of Missouri	**87,674**	167,000
Other expenses	**8,673**	7,602
	96,347	174,602
Income (loss) before income taxes	**13,363**	(4,992)
Current tax expense (benefit)	**4,203**	(1,870)
Net income (loss)	**$ 9,160**	$ (3,122)

See accompanying notes.

Auto Club Equities, Inc.

Statements of Changes in Shareholder's Equity

Years Ended December 31, 2001 and 2000

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 1999	$100	$25,000	$ 6,885	$31,985
Net loss	–	–	(3,122)	(3,122)
Balance at December 31, 2000	100	25,000	3,763	28,863
Net income	–	–	**9,160**	**9,160**
Balance at December 31, 2001	**$100**	**$25,000**	**$12,923**	**$38,023**

See accompanying notes.

Auto Club Equities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2001	**2000**
Operating activities		
Net income (loss)	**$ 9,160**	$(3,122)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Increase in commissions receivable	**(24,377)**	–
Increase in prepaid expense	**–**	(903)
(Decrease) increase in accounts payable – Automobile Club of Missouri	**(22,139)**	37,279
Net cash (used in) provided by operating activities	**(37,356)**	33,254
Investing activities		
Purchase of equity investment	**–**	(3,300)
Net cash used in investing activities	**–**	(3,300)
(Decrease) increase in cash	**(37,356)**	29,954
Cash at beginning of year	**76,699**	46,745
Cash at end of year	**$39,343**	$76,699

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization

Auto Club Equities, Inc. (the Company) is a wholly owned subsidiary of the Automobile Club of Missouri (the Club) and operates as a registered securities broker and dealer. The Company has a selling agreement with Washington Square Securities, Inc. (Washington Square), a subsidiary of ReliaStar Life Insurance Company, which allows Club sales agents to become registered representatives of Washington Square and offer variable life, annuities, and mutual funds to Club members. The Company is a member of the National Association of Securities Dealers (NASD).

Revenue Recognition

The Company receives an override commission on commissions received by registered representatives of Washington Square resulting from sales of securities to Club members. Commission revenue is recognized based upon securities transactions on a settlement date basis which does not differ materially from trade date accounting.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Club. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to the Club or deducted from the Company's payable to the Club. The current tax liability is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

2. Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

2. Capital Requirements (continued)

exceed 15 to 1. The definition of net capital excludes non-marketable securities and prepaid expense. At December 31, 2001 and 2000, the Company had net capital of $33,820 and $25,563, which was $28,820 and $19,660 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1.0 at December 31, 2001.

3. Transactions With Affiliated Organizations

The Club provides services to the Company, the most significant of which are common occupancy of offices and buildings, utilization of equipment, and selling and administration functions.

A management fee is assessed to the Company by the Club for these services. For the year ended December 31, 2000, these fees were based on estimated time spent by the Club on Company activities. Effective January 1, 2001, the Club began charging the Company management fees based on 80 percent of revenue. Additionally, certain direct costs borne by the Club on behalf of the Company are charged directly to the Company.

4. Prepaid Expense

The Company maintains an account at the Cash Registration Depository for the purpose of paying registration fees with the NASD. The NASD automatically withdraws fees as expenses are incurred by the Company.

5. Equity Investment

The Company purchased 300 shares of NASD which are subject to transfer restrictions. This investment is carried at cost.

6. Income Taxes

The income tax expense (benefit) included in the statements of operations is as follows:

	2001	2000
Federal	**$3,615**	$(1,608)
State	**588**	(262)
	$4,203	$(1,870)

Supplemental Information

Auto Club Equities, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital:	
Total shareholder's equity (from statement of financial condition)	$38,023
Nonallowable assets	4,203
Net capital	$33,820
Net capital requirement	$ 5,000
Excess net capital	$28,820
Aggregate indebtedness:	
Payable to affiliated company	$29,900
Aggregate indebtedness	$29,900
Ratio of aggregate indebtedness to net capital	0.88 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$33,723
Net audit adjustments	97
Net capital	$33,820

Auto Club Equities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3," as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
Auto Club Equities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Auto Club Equities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2002